SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Transactions in own shares

Ryanair Holdings plc (the "Company") announces that in the period 26 January 2026 to 30 January 2026 it purchased for cancellation in aggregate 6,360 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares") and in aggregate 510,558 Ordinary Shares underlying the American Depositary Shares, as further detailed below.

Date	Number of Ordinary Shares	Volume weighted average price paid	Number of Ordinary Shares underlying American Depositary Shares	Volume weighted average price paid
26 January 2026	1,450	€28.158	86,312	US $34.5788
27 January 2026	600	€27.850	117,482	US $34.0200
28 January 2026	1,917	€27.948	102,212	US $34.5480
29 January 2026	1,031	€28.085	103,206	US $34.7935
30 January 2026	1,362	€28.598	101,346	US $35.3404

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 20 May 2025 (the "Programme").  Purchases made under the share buyback programme will be announced on a weekly basis.

All shares purchased by the Company will be cancelled. This announcement is being made in accordance with Article 5(1)(b) of Regulation (EU) No 596/2014, as amended.

Issuer name:	Ryanair Holdings plc
LEI	635400BR2ROC1FVEBQ56
ISIN:	IE00BYTBXV33

Enquiries:

Contact:
Jamie Donovan
Ryanair Holdings Plc
Tel: + 353 1 945 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 February, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary